SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated October 25, 2006

STMicroelectronics N.V.
(Name of Registrant)
39, Chemin du Champ-des-Filles
1228 Plan-les-Ouates, Geneva, Switzerland
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☑                    Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes  ☐                    No  ☑
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐                    No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________
Enclosure: A press release dated October 24, 2006, announcing third quarter and nine month revenues and earnings.

STMicroelectronics Reports 2006 Third Quarter and Nine Month Revenues and Earnings
•	Third quarter revenues of $2.5 billion grew 12% year over year and 1% sequentially.

•	Net income per diluted share was $0.22 for the third quarter compared to $0.10 in the year ago quarter and $0.18 in the prior quarter.

•	For the 2006 nine-month period, revenues increased 13.5% to $7.4 billion, with net income per diluted share rising to $0.54, significantly above the $0.09 registered in the year-ago period.

Geneva, October 24th, 2006 - STMicroelectronics (NYSE: STM) reported financial results for the third quarter and nine months ended September 30, 2006.
Revenues, Gross Profit, and Margin Review
Net revenues for the third quarter were $2,513 million, 11.8% above the $2,247 million reported in last year’s third quarter. This year-over-year growth was driven by double-digit increases in the telecom, industrial and consumer market segments. Sequentially, net revenues grew 0.7% from the $2,495 million reported in the prior quarter, with the growth coming from industrial, consumer and application-specific wireless products.
Gross profit was $904 million for the 2006 third quarter, an increase of $138 million from $766 million in last year’s third quarter. Gross margin was 36.0% in the third quarter, an increase of 190 basis points from 34.1% in last year’s third quarter. On a sequential basis, gross profit and gross margin increased from the second quarter levels of $882 million and 35.4%, respectively.

Operating Expenses
Combined selling, general & administrative and research & development expenses represented 27.2% of net revenues in the third quarter, compared to 28.9% in the year-ago quarter and 27.0% in the second quarter of 2006. R&D expenses of $421 million in the third quarter were 3% higher than the $408 million in the prior quarter, reflecting increased effort in process technology and dedicated products. SG&A expenses were 1% lower sequentially at $264 million for the 2006 third quarter compared to $266 million in the second quarter.
Operating Income, Operating Margin, and Earnings per Share
ST delivered significant year-over-year improvements in profitability measures with operating income up 90%, operating margin expanding 320 basis points, and earnings per share more than doubling. Specifically, for the 2006 third quarter, the Company reported operating income of $194 million, an operating margin of 7.7% (8.5% excluding restructuring and impairment charges), and net income of $207 million, or $0.22 per diluted share. In the year-ago quarter, the Company reported operating income of $102 million, equal to an operating margin of 4.5% (5.1% excluding restructuring and impairment charges), and net income of $89 million or $0.10 per share. In the prior quarter, the Company reported operating income of $169 million, operating margin of 6.8% (8.1% excluding restructuring and impairment charges), and net income of $168 million or $0.18 per diluted share.
The Company posted $20 million of impairment, restructuring charges, and other related closure costs during the 2006 third quarter related to restructuring plans and intangible asset impairment, representing an after-tax impact of approximately $0.02 per share. In the prior quarter, restructuring-related expenses were $34 million and $12 million in the year-ago quarter.
In addition, 2006 third quarter income tax expenses were reduced by approximately $23 million arising from certain tax credits.
In the third quarter of 2006, the effective average exchange rate for the Company was approximately $1.255 to €1, compared to $1.23 to €1 in the second quarter of 2006 and $1.30 to €1 in the year-ago quarter. The Company’s effective exchange rate reflects actual exchange rate levels combined with the impact of hedging programs.
Cash Flow and Balance Sheet Highlights
Net cash from operating activities in the third quarter was $555 million and $1,932 for the first nine months of 2006. Capital expenditures were $451 million in the 2006 third quarter and $1,147 million for the first nine months, compared to $284 million and $1,211 million in the 2005 similar periods, respectively. Net operating cash flow* was $81 million for the third quarter, compared to $173 million in the year-ago quarter, and $241 million in the prior quarter. In the first nine months of 2006, ST had $509 million in net operating cash flow compared to $-20 million in the 2005 first nine months.

At September 30, 2006, ST’s cash and cash equivalents, marketable securities, and short-term deposits equaled $2.6 billion, after the payment of approximately $1.4 billion for the early redemption of the 2013 convertible bonds. Total debt was $1.9 billion. ST’s net financial position** improved by approximately $82 million sequentially to $621 million. Shareholders’ equity was $9.3 billion at September 30, 2006.

(*) Net operating cash flow is a non-US GAAP metric, which the Company’s management utilizes as a measure of cash generation capability. It is defined as net cash from operating activities ($555 million in the third quarter of 2006) minus net cash used in investing activities excluding payments for purchase of and proceeds from the sale of marketable securities and proceeds from matured short-term deposits ($474 million in the third quarter of 2006).

(**) Net financial position is a non-US GAAP metric used by the Company’s management to help assess financial flexibility. It is defined as cash and cash equivalents, marketable securities, and short-term deposits ($2,559 million) minus total debt (bank overdrafts $0 million + current portion of long-term debt $139 million + long-term debt $1,799 million).
President and CEO Remarks
Carlo Bozotti, President and CEO, commented, “ST is making important progress across our three major initiatives — product portfolio, market share, and returns on invested capital.
“We are strengthening our Application Specific Product Groups (ASG), which represent over half of ST’s revenues, through a more focused R&D effort. This is translating into improved revenue and operating margin performance, as year-to-date ASG’s revenues are up 10% with their operating income up 50%, and the operating margin moving toward double-digits.
“Moreover, we are further enhancing the performance of our Micro, Power and Analog group (MPA), with revenue higher by almost 19%, operating income up 27%, and an operating margin of 15.7% for the first nine months of 2006.
“ST’s year-to-date sales growth of 13.5%, compared to estimates of industry growth of about 8.5%, confirms the inflection point we achieved last year when we began to regain market share. This revenue expansion demonstrates the Company’s reestablished market leadership, and confirms the benefits to date of our sales and marketing initiatives in combination with our more robust, and still improving, product portfolio.
“Finally, we are keenly focused on careful management of capital investments. This is visible through our steady RONA improvement in each quarter of 2006 and capital intensity trends over the last two years. In the third quarter, RONA increased again from second quarter levels, largely driven by gross margin expansion, and at about 10%, is similar to our weighted average cost of capital. In addition, we anticipate that our 2006 capital spending will be $1.6 billion — $200 million lower than we had originally planned. This will improve the 2006 capex-to-sales ratio for ST to about 16%, as we have been able to meet our investment needs through more efficient use of our resources worldwide.”
Additional Third Quarter 2006 Financial and Operating Data
The following table and commentary provide a breakdown of revenues and operating income by product segment.

Net Revenues and Operating Income by Product Group Segment:

In Million US$	Q3 2006
		% of	Operating income
Segment	Net Revenues	Net Revenues	(loss)

Application Specific Product Groups*	$1,370	54.5%	$125
MPA (Micro, Power & Analog)**	595	23.7%	107
MPG (Memory Products Group)	529	21.1%	10
Others (1)(2)	19	0.7%	(48)

TOTAL	$2,513	100%	$194

*	Automotive; Computer Peripheral; and Home, Personal, and Communication products

**	Effective January 1, 2006 the Microcontroller, Linear and Discrete (MLD) Group was renamed as the Micro, Power and Analog (MPA) product segment to better reflect product portfolio focus and increased capabilities in advanced Analog. No change occurred in the Group’s perimeter or organization.

(1)	Net revenues of “Others” include revenues from sales of Subsystems and other products not allocated to product segments.

(2)	Operating loss of “Others” includes items such as impairment, restructuring charges, and other related closure costs, start-up costs, and other unallocated expenses such as strategic or special research and development programs, certain corporate-level operating expenses, certain patent claims and litigations, and other costs that are not allocated to the product segments, as well as operating earnings or losses of the Subsystems and Other Products segment. Certain costs, mainly R&D, formerly in the “Others” category, have been allocated to the segments.
Sequentially, Application Specific Product Groups’ revenues increased 0.2%, MPA sales increased 6.3%, and MPG sales declined 2.8%. Operating profit increased to $125 million for Application Specific Product Groups and $107 million for MPA. Operating profit was $10 million in MPG. In Flash memory sales declined 7% from the prior quarter to $375 million.
Q3 2006 Net Revenues by Market Segment
The following table estimates, within a variance of 5% to 10% in the absolute dollar amount, the relative weighting of each of the Company’s target market segments in the third quarter of 2006.

% of Net Revenues

Automotive	14%
Consumer	17%
Computer	16%
Telecom	38%
Industrial & Others	15%

Consumer was the fastest growing segment sequentially, increasing by almost 7%. Industrial and Others were up nearly 4% over the prior quarter. Telecom was essentially flat on a sequential basis, as memory weakness offset dedicated product growth. Automotive and Computer decreased 4% and 1% respectively from second quarter 2006 levels.

First Nine Months 2006 Results
Net revenues for the first nine months were $7,371 million, an increase of 13.5% over the 2005 first nine months revenues of $6,493 million. Gross profit increased to $2,623 million, or 35.6% of net revenues, from $2,165 million or 33.3% of net revenues for the 2005 first nine months. Operating income was $504 million, compared to $47 million in last year’s first nine months. Net income was $506 million, or $0.54 per diluted share, compared to $83 million, or $0.09 per share in last year’s first nine months. Net income included pre-tax impairment, restructuring charges and other related closure costs of $67 million and $113 million for the 2006 and 2005 first nine months results, respectively.
Research and development expenses were $1,238 million, compared to $1,228 million in the 2005 first nine months. Selling, general & administrative expenses were $786 million compared to $766 million in the 2005 nine-month period.
In the 2006 first nine months, the effective average exchange rate for the Company was approximately $1.23 to €1, compared to $1.30 to €1 for the 2005 first nine months.
First Nine Months 2006 Net Revenues and Operating Income by Product Group Segment:

In Million US$	First Nine Months 2006
		% of	Operating income
Segment	Net Revenues	Net Revenues	(loss)

Application Specific Product Groups*	$4,054	55.0%	$328
MPA (Micro, Power & Analog)**	1,646	22.3%	259
MPG (Memory Products Group)	1,612	21.9%	34
Others (1)(2)	59	0.8%	(117)

TOTAL	$7,371	100%	$504

*, **, (1) and (2) defined in earlier table.
Outlook
Mr. Bozotti stated, “As we enter the fourth quarter, we see some correction in the current semiconductor cycle. The result is that we expect sequential revenue growth below our historical levels reflecting wireless and automotive sales below normal seasonal trends. For the fourth quarter ST expects sequential sales growth in the range between -1% and 5%. Nonetheless, ST will have double-digit revenue growth for 2006, a clear and unambiguous sign of our market-share resurgence. And we believe ST is poised to continue gaining share beyond the current year, as well.
“Despite this quarterly sales outlook, we expect the continuation of our margin progression with the fourth quarter gross margin to be about 37%, plus or minus one percentage point.”
These objectives are based on an assumed currency exchange rate for the Company of approximately $1.265 = €1 for the 2006 fourth quarter, which reflects current exchange rate levels combined with the impact of existing hedging contracts.

Recent Corporate Developments
On August 7 2006, ST redeemed $1,397 million in aggregate principal of its 2013 Zero Coupon convertible bonds, representing substantially all of the outstanding 2013 convertible bonds.
Products, Technology and Design Wins
Application-Specific Product Highlights
•	In digital consumer, ST and Dahua Technology Ltd, China’s largest cable and IPTV dual-mode set-top box (STB) provider, announced that they have successfully designed and manufactured a highly-integrated digital-cable and IP STB, making ST the first silicon supplier to provide single-chip dual-mode digital STB solutions for the China market. Also in China, Konka, one of the world’s leading TV manufacturers, is to go into mass production of its LCD integrated digital TV (iDTV) sets based on ST’s DTV100 platform. This solution supports all worldwide standards and is built around ST’s STD2000 integrated decoder and video processor.

•	A majority of the STBs being used in six-month terrestrial and cable TV trials of HDTV services in Singapore are based on ST’s STi710x family of highly-integrated H.264/AVC decoder chips. The chips power boxes deployed by StarHub, for its digital cable HDTV trial, and by MediaCorp, for its digital terrestrial HDTV trial.

•	ST achieved a design win from a major US manufacturer for its STV8258 sound processor IC for use in new LCD and plasma display panel (PDP) TVs, with production expected by mid-year 2007. ST also announced the development of a reference design for a wireless home entertainment system, based on ST’s STi710x HDTV technology platform, Universal Electronics Inc.’s (UEI) digital media control software, and Airgo Networks’ wireless networking technology.

•	In mobile communications, ST’s award-winning Nomadik™ multimedia application processor enjoyed continued volume ramp-up in Q3. Several important new projects were initiated by tier one customers for high-end feature 2G and 3G handsets capable of advanced multimedia functionality, including mobile TV.

•	ST has chosen to make Mentor Graphics’® Nucleus® mobile operating system available on ST’s Nomadik STn880x and STn881x series. The combination is primarily aimed at mid-range mobile phones, meeting the increasing demand to provide high-end features, such as multimedia, Internet, and PDA functionality.

•	ST further strengthened its leadership position in the CMOS camera module market with a significant design win in North America for a 2-megapixel camera in a new mobile communications terminal, with production ramp-up expected in Q1 2007.

•	In computer peripherals, ST rounded out its portfolio of Intellectual Property (IP) for the small form-factor hard-disk-drive (HDD) IC solutions for laptops and portable consumer products, announcing availability of a full kit of System-on-Chip, power combo, and pre-

amplifier IP. Included are the T90LP Read-Channel macro, for implementation in an HDD SoC, and two new ICs: the L6440/20 preamplifier ICs, which offer high data-rate capability and extremely low power requirements; and the highly-integrated L7207/8 HDD motor controllers, which save space and minimize the drive’s power consumption.

•	ST is expanding its presence in MEMS accelerometers for HDD protection in laptops, and is playing a significant role in pioneering the market for HDDs in mobile phones. ST is now ramping up the first 200mm-wafer MEMS line, which is leading edge for the technology, at its facility in Agrate, Italy.

•	In automotive, ST strengthened its position as a market leader in powertrain with the winning of a Euro4 (EU emissions standards) platform for European and South American markets. Additionally, ST won a major European socket for a diesel glow-plug driver IC, and major powertrain awards in China for low-end four-cylinder cars and motorcycle engine management. And in safety applications, ST gained sockets with a major US OEM for ABS and electric parking brake applications.

•	ST won major designs in car body applications for an immobilizer and an intelligent seat with an Asian manufacturer, and a high-volume socket for its VIPower technology with a major European OEM.

•	In car communication and multimedia, ST announced it is sampling a new digital AM/FM radio receiver chipset, jointly developed with Blaupunkt. The devices integrate audio signal processing and Radio Data System (RDS) decoding. ST also gained design wins including: a multifunction voltage regulator with a major European OEM; power audio ICs with two Japanese OEMs; an organic LED (OLED) driver IC for another Japanese customer; and CD servo and audio decoder sockets with a US tier one OEM.

•	ST, with Kenwood and the Fraunhofer Institute for Integrated Circuits, developed a fully working prototype of a Digital Radio Mondiale™ (DRM™) receiver that could pave the way to the development of a low-power ASIC for DRM applications, such as fixed and portable radios, car receivers, software receivers, and PDAs.
Multi-Segment Product Highlights
•	In memories, ST announced advanced memory solutions using Package-on-Package (PoP) technology, which produces significant board-space savings for the high-density memory and complex processor combinations employed in high-end mobile handsets. Also, ST announced a family of Address-Data Multiplexed I/O devices — a complete range of NOR Flash solutions for cost-efficient, value-sensitive mobile platforms.

•	ST introduced its M58BW32F 32-Mbit Flash memory chip for the automotive market, offering high-speed memory access over a wide temperature range, perfectly suited to meet memory needs in powertrain and transmission-control modules.

•	ST, the first company to successfully release a TCG (Trusted Computing Group) 1.2 device, revealed updated offerings to its family of Trusted Platform Modules (TPM 1.2) for enhanced PC security with support for the new security features in Microsoft’s forthcoming Windows Vista™ operating system.

•	ST announced a dual-interface secure microcontroller designed to give improved performance in e-Passport, ID Card, and other related applications. The ST19NR66 allows operation in both contact and contactless applications.

•	In microcontrollers, ST extended its STR7 range of 32-bit microcontrollers based on the ARM7TDMI-S™ core with the super-integrated STR750F family. The devices are the first general-purpose ARM7 Flash microcontrollers to support full-spec operation at both 3.3V and 5V. ST also released four new advanced 16-bit microcontrollers suited to industrial applications, within its industry-standard ST10 family (ST10F27x).

•	Siemens Building Technologies, Inc. chose several members of ST’s STR910F Flash MCU series as a common platform for some of its building automation products, which span a lifetime of more than 10 years. ST is a preferred vendor for Siemens AG, and its technology is specified globally by a number of Siemens operating companies.

•	ST launched its first ZigBee™ wireless-networking solution. ZigBee is a technology addressing the needs of remote monitoring, sensing, and control-network applications. ST’s single-chip SN250 integrates a 2.4GHz IEEE802.15.4-compliant radio transceiver and a 16-bit microprocessor with the EmberZNet™ software stack.

•	In power applications, ST introduced the ST1S06 advanced high-frequency step-down dc-dc converter particularly suited for use in data-storage applications. ST also introduced a new generation of AC Switches to control AC loads in various white goods appliances. In power conversion, ST devices were qualified for production in several projects with one of the world’s top motherboard makers; and ST gained multiple design wins for TV models from a leading Japanese manufacturer with the L6562 Power Factor Correction IC.

•	In power MOSFETs, ST gained design wins in two PC server platforms with major US manufacturers, plus design wins for both voltage regulation and in the power supply for a major games console. Additionally, ST achieved several wins for its MDmesh™ II devices across multiple applications, including the fast growing LCD TV market. ST also gained numerous design wins worldwide for its power bipolar, ESBT®, and IGBT devices in industrial, consumer, and computer applications.

•	In advanced analog and logic, ST gained several design wins, including standard and dedicated temperature sensors with major companies for various applications, such as 3G mobile phones, LCD TVs, metering, PC memory, and STBs in the US and Korea, and supervisor ICs with white goods, industrial, and consumer OEMs. ST also supplied samples of ‘Power-over-Ethernet’ devices to a major US telecom customer.
All of STMicroelectronics’ press releases (including all Q3 releases) are available at www.st.com/stonline/press/news/latest.htm
Some of the statements contained in this release that are not historical facts are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those in such statements due to, among other factors:
•	future developments of the world semiconductor market, in particular the future demand for semiconductor products in the key application markets and from key customers served by our products;

•	pricing pressures, losses, or curtailments of purchases from key customers;

•	the financial impact of obsolete or excess inventories if actual demand differs from our anticipations;

•	changes in the exchange rates between the U.S. Dollar and the Euro, compared to the effective exchange rate of $1.265 = €1, and between the U.S. Dollar and the currencies of the other major countries in which we have our operating infrastructure;

•	our ability to manage our fixed costs structure, including our ability to adequately utilize and operate our manufacturing facilities at sufficient levels to cover fixed operating costs in an intensively competitive and cyclical industry;

•	our ability in an intensive competitive environment, to secure customer acceptance and to achieve our pricing expectations for high volume supplies of new products in whose development we have been or are currently investing;

•	the anticipated benefits of research & development alliances and cooperative activities, as well as the continued pursuit as currently structured of our various alliances, in the field of development of new advanced technologies or products;

•	the ability of our suppliers to meet our demands for supplies and materials and to offer competitive pricing;

•	changes in the economic, social, or political environment, as well as natural events such as severe weather, health risks, epidemics or earthquakes in the countries in which we and our key customers operate;

•	changes in our overall tax position as a result of changes in tax laws or the outcome of tax audits; and

•	our ability to obtain required licenses on third-party intellectual property, the outcome of litigations and the results of actions by our competitors.
Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements. Certain such forward-looking statements can be identified by the use of forward-looking terminology such as “believes,” “may,” “will,” “should,” “would be,” “anticipates,” or similar expressions, or the negative thereof, or other variations thereof, or comparable terminology, or by discussions of strategy, plans, or intentions. Some of these risk factors are set forth and are discussed in more detail in “Item 3. Key Information—Risk Factors” included in our Annual Report on Form 20-F for the year ended December 31, 2005, as filed with the SEC on March 3, 2006. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this release as anticipated, believed, or expected. We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this release to reflect subsequent events or circumstances.
Unfavorable changes in the above or other factors listed under “Risk Factors” from time to time in our SEC filings, including in our Form 20-F, could have a material adverse effect on our business or financial condition.

Conference Call Information
The management of STMicroelectronics will conduct a conference call on October 25, 2006, at 9:00 a.m. U.S. Eastern Time / 3:00 p.m. CET, to discuss performance for the third quarter of 2006.
The conference call will be available via the Internet by accessing the following Web address: http://investors.st.com. Those viewing the webcast should go to the Web site at least 15 minutes prior to the call, in order to register, download, and install any necessary audio software. The webcast will be available until November 3, 2006.
About STMicroelectronics
STMicroelectronics is a global leader in developing and delivering semiconductor solutions across the spectrum of microelectronics applications. An unrivalled combination of silicon and system expertise, manufacturing strength, Intellectual Property (IP) portfolio and strategic partners positions the Company at the forefront of System-on-Chip (SoC) technology and its products play a key role in enabling today’s convergence markets. The Company’s shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. In 2005, the Company’s net revenues were $8.88 billion and net earnings were $266 million. Further information on ST can be found at www.st.com.
For further information, please contact:
INVESTOR RELATIONS:
Stanley March
Vice President, Investor Relations
Tel: +1.212.821.89.39
Fax: +1.212.821.89.23
stan.march@st.com
MEDIA RELATIONS:
Maria Grazia Prestini
Corporate Media and Public Relations
STMicroelectronics
Tel: + 41 22 929 6945
mariagrazia.prestini@st.com

STMicroelectronics N.V.
Consolidated Statements of Income
(in million of U.S. dollars, except per share data ($))

	Three Months Ended
	(Unaudited)	(Unaudited)
	September 30,	October 1,
	2006	2005
Net sales	2,502	2,246
Other revenues	11	1

NET REVENUES	2,513	2,247
Cost of sales	-1,609	-1,481

GROSS PROFIT	904	766
Selling, general and administrative	-264	-248
Research and development	-421	-401
Other income and expenses, net	-5	-3
Impairment, restructuring charges and other related closure costs	-20	-12

Total Operating Expenses	-710	-664

OPERATING INCOME	194	102
Interest income, net	17	8
Loss on equity investments	-1	-2

INCOME BEFORE INCOME TAXES AND MINORITY INTERESTS	210	108
Income tax expense	-2	-18

INCOME BEFORE MINORITY INTERESTS	208	90
Minority interests	-1	-1

NET INCOME	207	89

EARNINGS PER SHARE (BASIC)	0.23	0.10
EARNINGS PER SHARE (DILUTED)	0.22	0.10

NUMBER OF WEIGHTED AVERAGE SHARES USED IN CALCULATING DILUTED EARNINGS PER SHARE	957.1	935.5

STMicroelectronics N.V.
Consolidated Statements of Income
(in million of U.S. dollars, except per share data ($))

	Nine Months Ended
	(Unaudited)	(Unaudited)
	September 30,	October 1,
	2006	2005
Net sales	7,356	6,489
Other revenues	15	4

NET REVENUES	7,371	6,493
Cost of sales	-4,748	-4,328

GROSS PROFIT	2,623	2,165
Selling, general and administrative	-786	-766
Research and development	-1,238	-1,228
Other income and expenses, net	-28	-11
Impairment, restructuring charges and other related closure costs	-67	-113

Total Operating Expenses	-2,119	-2,118

OPERATING INCOME	504	47
Interest income, net	69	23
Loss on equity investments	-6	-2

INCOME BEFORE INCOME TAXES AND MINORITY INTERESTS	567	68
Income tax benefit (expense)	-60	17

INCOME BEFORE MINORITY INTERESTS	507	85
Minority interests	-1	-2

NET INCOME	506	83

EARNINGS PER SHARE (BASIC)	0.56	0.09
EARNINGS PER SHARE (DILUTED)	0.54	0.09

NUMBER OF WEIGHTED AVERAGE SHARES USED IN CALCULATING DILUTED EARNINGS PER SHARE	964.6	935.0

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF CASH FLOWS
In million of U.S. dollars

	Three months ended	Nine Months Ended
	September 30,	September 30,	October 1,
	2006	2006	2005
	(Unaudited)	(Unaudited)	(Unaudited)

Cash flows from operating activities:
Net income	207	506	83
Items to reconcile net income and cash flows from operating activities
Depreciation and amortization	440	1,337	1,482
Amortization of discount on convertible debt	5	13	3
Other non-cash items	8	13	7
Minority interest in net income of subsidiaries	1	1	2
Deferred income tax	-25	-40	-40
Loss on equity investments	2	6	2
Impairment, restructuring charges and other related closure costs, net of cash payments	2	2	67
Changes in assets and liabilities:
Trade receivables, net	-89	-163	-119
Inventories, net	-41	-135	-152
Trade payables	-26	235	-33
Other assets and liabilities, net	71	157	-59

Net cash from operating activities	555	1,932	1,243

Cash flows from investing activities:
Payment for purchases of tangible assets	-451	-1,147	-1,211
Payment for purchases of marketable securities	0	-100	-525
Investment in short-term deposits	0	-903	0
Proceeds from matured short-term deposits	401	401	0
Investment in intangible and financial assets	-23	-71	-27
Proceeds from the sale of Accent subsidiary	0	7	0
Capital contributions to equity investments	0	-212	-25

Net cash used in investing activities	-73	-2,025	-1,788

Cash flows from financing activities:
Proceeds from issuance of long-term debt	1	1,562	25
Repayment of long-term debt	-1,428	-1,497	-90
Decrease in short-term facilities	0	-12	-5
Capital increase	12	28	32
Dividends paid	0	-107	-107
Other financing activities	0	0	1

Net cash used in financing activities	-1,415	-26	-144
Effect of changes in exchange rates	-1	50	-19

Net cash decrease	-934	-69	-708

Cash and cash equivalents at beginning of the period	2,892	2,027	1,950
Cash and cash equivalents at end of the period	1,958	1,958	1,242

STMicroelectronics N.V.
CONSOLIDATED BALANCE SHEETS
As at
In million of U.S. dollars

	September 30,	July 1,	December 31,
	2006	2006	2005
	(Unaudited)	(Unaudited)	(Unaudited)

ASSETS
Current assets:
Cash and cash equivalents	1,958	2,892	2,027
Marketable securities	100	100	0
Short-term deposits	501	903	0
Trade accounts receivable, net	1,643	1,556	1,490
Inventories, net	1,586	1,548	1,411
Deferred tax assets	192	164	152
Other receivables and assets	594	649	531

Total current assets	6,574	7,812	5,611

Goodwill	220	226	221
Other intangible assets, net	216	222	224
Property, plant and equipment, net	6,429	6,445	6,175
Long-term deferred tax assets	73	71	55
Investments and other non-current assets	390	377	153

	7,328	7,341	6,828
Total assets	13,902	15,153	12,439

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Bank overdrafts	0	0	11
Current portion of long-term debt	139	1,503	1,522
Trade accounts payable	1,344	1,413	965
Other payables and accrued liabilities	745	724	642
Deferred tax liabilities	5	8	7
Accrued income tax	179	162	152

Total current liabilities	2,412	3,810	3,299

Long-term debt	1,799	1,853	269
Reserve for pension and termination indemnities	288	289	270
Long-term deferred tax liabilities	64	57	55
Other non-current liabilities	18	20	16

	2,169	2,219	610
Total liabilities	4,581	6,029	3,909
Commitment and contingencies
Minority interests	50	49	50
Common stock (preferred stock: 540,000,000 shares authorized, not issued; common stock: Euro 1.04 nominal value, 1,200,000,000 shares authorized, 910,155,733 shares issued, 897,391,059 shares outstanding)	1,156	1,155	1,153
Capital surplus	2,004	1,990	1,967
Accumulated result	5,811	5,604	5,427
Accumulated other comprehensive income	632	658	281
Treasury stock	-332	-332	-348

Shareholders’ equity	9,271	9,075	8,480

Total liabilities and shareholders’ equity	13,902	15,153	12,439

SIGNATURES
    Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.
Date: October 25, 2006	By:	/s/ Carlo Ferro
		Name:	Carlo Ferro
		Title:	Executive Vice President and Chief Financial Officer